Via Facsimile and U.S. Mail
Mail Stop 4720

March 26, 2010

Mr. Robert L. Kirkman, M.D.
Chief Executive Officer and President
Oncothyreon, Inc.
2601 Fourth Avenue, Suite 500
Seattle, WA 98121

Re: **Oncothyreon, Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2008
      Definitive Proxy Statement on Schedule 14A
      File No. 001-33882

Dear Mr. Kirkman:

       We have reviewed your March 8, 2010 response to comment 6 from our
December 22, 2009 letter and have the following comments. In our comments we ask
you to provide us with information so we may better understand your disclosure. After
reviewing the information provided, we may raise additional comments and/or request
that you amend your filing.

Form 10-K for the Fiscal Year Ended December 31, 2008

Note 13. Collaborative Agreements, page F-26

"2006 Agreements"

1. Your disclosure indicates that the May 3, 2001 supply agreement and
    collaboration agreement with Merck KGaA were amended and restated "effective
    as of March 1, 2006" and refers to the amended and restated agreements as the
    "2006 agreements." However, your disclosure only references agreements signed
    in August 2007. In a March 24, 2010 telephone conference with us, you indicated
    that the company amended and restated the May 3, 2001 agreements on January
    26, 2006. It does not appear that the existence of the January 26, 2006
    agreements was disclosed. Further it is unclear whether the disclosure about the
    "2006 Agreements" relates to the January 26, 2006 agreements or the August
    2007 agreements and how the disclosure that the "2006 Agreements" were
    "effective as of March 1, 2006" reconciles to the dates the agreements were

actually signed. Provide us with revised disclosure which addresses these points and tell us where you propose to include it.

2. Provide us with revised financial statement disclosure that, for each material agreement related to the Merck KGaA collaboration, explicitly identifies the material terms of the agreement, including each material right and material obligation of the company, the consideration, both fixed and contingent, the term of the agreement and the date it was signed, and the company's accounting for the material terms, including each material right and material obligation. At a minimum the disclosure related to the accounting should identify each deliverable in the agreement, the units of account and the basis for determining them, the consideration, both fixed and contingent, allocated to each unit of account and the basis for determining it, and the accounting for each unit of account, including each unit of accounts performance period and the basis for its determination. For licenses, please ensure the disclosure clarifies when the license commenced.

3. In your discussion entitled "Performance Period under the 2006 Agreement" in your March 8, 2010 response, you indicate that the life of the product equals the life of the patent. Please ensure your revised disclosure clarifies the relationship to and significance of these items to what was licensed and the basis for management's conclusion that they are equal. Please also ensure that your revised disclosure distinguishes between the license term and the exclusivity period and explains why you believe the performance period is shorter than either the license period or the exclusivity period. Through your proposed revised disclosure requested in the comment above, it should be clear whether the performance period for the units of account under each agreement that include the license has always been shorter than both the license term and the exclusivity period and if so, the underlying economics that explain this.

4. Please confirm the exclusivity period of the license and reconcile to the disclosures in Form 10-K, for example (not all inclusive):

    *   Page 41, under "Up-Front Fees and License Fees", references revenue being recognized "over the term of the agreement or related patent life".
    *   Note 1, first paragraph on page F-10 references revenue being recognized "ratably over the term of the license agreement or the related product lifecycle, whichever is shorter."
    *   Note 13, page F-26, last sentence of second paragraph states "This payment was recorded as deferred revenue and, until the December transactions described below, was being recognized as revenue ratably over the estimated product life."
    *   Note 13, last paragraph on F-27 references revenue being recognized "ratably over the remaining patent life".

5. Please tell us and clarify in your proposed disclosure whether the "collaboration" deliverable you identify in Exhibit A of your March 8, 2010 letter is in fact two deliverables.

6. Exhibit B of your March 8, 2010 letter indicates that the "manufacturing process transfer milestones" would be paid to the Company on December 31, 2009, with payment accelerated to an earlier date if certain events occur. In our telephone conference on March 23, 2010, you indicated that payment acceleration had occurred and that the Company recognized each "milestone" on its payment acceleration date and amortized each over the remaining performance period of the manufacturing deliverable. Please help us understand why your accounting is appropriate if as it appears these "milestones" represent non-contingent payments that were fixed and determinable at inception of the agreement.

7. In our March 23, 2010 teleconference, you indicated that contingent payments identified in Exhibit B were recorded on the date the contingency was resolved and amortized over the remaining term of the agreement. Please clarify to which unit of account these payments related and why your pattern of recognition was consistent with the pattern of performance for the unit of account. For example, your pattern of recognition appears to suggest that performance under the unit of account did not occur ratably, but instead required a disproportionately larger amount of performance towards the end of the unit of account's performance period.

"2008 Agreements"

8. Please include in your response and expand upon the clarification you provided in our March 23, 2010 telephone conference that management's original determination of the deliverables under the "2006 Agreements" was incorrect, but nonetheless was significant to management's and its independent auditors" conclusion that an undisclosed change in accounting principle appeared to have occurred (i.e. "Scenario Two" in your letter). Please also explain why your accounting under the "2006 Agreements" would be unchanged even though your original determination of the deliverables was incorrect.

9. In order to help us evaluate "Scenario Two" of your March 8, 2010 letter, please provide proposed disclosure describing Scenario Two. In this proposed disclosure, please expand the underlying reasons why the company believes the change is preferable. Please also confirm that under Scenario Two the change in principle would apply to all of the Company's licenses, not just those with Merck KGaA, and clarify why nonetheless, management believes the change would have no quantitative effect.

10. We note your March 8, 2010 letter indicates that the financial statement accounting policy disclosure was ambiguous. Please tell us what the Company's internal accounting policy documentation states the Company's accounting policy was.

Item 15. Exhibits and Financial Statement Schedules , page 56

11. In a conference call on March 23, 2010 you stated that an agreement entitled "letter of intent" between Biomira International, Inc. and Merck KGaA entered into on January 26, 2006 created binding performance obligations on the parties and amended certain provisions of the May 3., 2001 agreements in relation to the development of BLP25, now known as Stimuvax. As such, please file this agreement as an exhibit to your 10-K, as it is a material agreement pursuant to Item 601(a)(10)(ii)(B) of Regulation S-K.

*   *   *   *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your response that keys your response to our comment. Detailed letters greatly facilitate our review. You should furnish the letter to us via EDGAR under the form type label CORRESP.

Please contact Christine Allen, Staff Accountant, at (202) 551-3652 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Scot Foley, Staff Attorney, at (202) 551-3383 or Suzanne Hayes, Branch Chief, at (202) 551-3675 with questions on comment eleven. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant